Public Service Enterprise Group Incorporated 80 Park Plaza, Newark, New Jersey 07102-4194

August 31, 2018

VIA EDGAR

William H. Thompson

Branch Chief

Office of Consumer Products

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Public Service Enterprise Group Incorporated
PSEG Power LLC
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 26, 2018
File Nos. 1-09120 and 1-34232

Dear Mr. Thompson:

Reference is made to your letter dated August 21, 2018 to Ralph Izzo, Chairman of the Board, President and Chief Executive Officer, Public Service Enterprise Group Incorporated (the “Company” or “we”), setting forth the Staff’s comments on the above-referenced filing (the “Comment Letter”). We are submitting this letter in response to the Staff’s Comment Letter. The headings and numbered paragraphs in this letter correspond to the original headings and numbered paragraphs in the Comment Letter. For ease of reference, we have repeated each of the Staff’s comments before our responses.

Critical Accounting Estimates, page 68

1.

We note your disclosures in note 3 to the financial statements regarding the challenges faced by your nuclear generating stations and the resulting potential for early retirement or shutdown of the Salem and Hope Creek nuclear units, as well as your disclosure that Power recorded an increase to its ARO liabilities primarily due to a higher assumed probability of early retirement of its nuclear units. Please tell us your consideration of providing additional critical accounting policy disclosure that allows for an assessment of the probability, magnitude and timing of future material charges associated with early retirement or shutdown of these units, along with a description of the specific events and/or changes in circumstances that could reasonably be expected to result in early retirement or shutdown. Refer to Section V of SEC Release 34-48960 and Item 303(a)(3)(ii), which requires a description of a known uncertainty.

Our disclosure in Note 3. Early Plant Retirements to our consolidated financial statements (“Note 3”) is intended to identify and describe significant known uncertainties, including the reasons for such uncertainties, as required by Item 303(a)(3)(ii). Specifically, Note 3 discusses the circumstances under which PSEG Power LLC would cease operations at its New Jersey-based nuclear generating stations prior to the end of their current estimated useful lives.

In addition, the tabular presentation summarizing the significant assets and liabilities of our nuclear generating stations included in Note 3 was intended to provide investors the ability to estimate the material potential future financial statement impact caused by any early retirement of our nuclear generating stations. Note 3 also includes a description of the specific events and/or changes in circumstances that could reasonably be expected to result in the early retirement of our New Jersey-based nuclear generating stations.

We believe this disclosure provides sufficient information to allow investors to perform their own sensitivity analysis of the reasonably likely outcomes as the magnitude of remaining net book values of capitalized assets are presented.

Consistent with the guidance in Section V of SEC Release 34-48960, and due to the potential future impact on our results of operations, a similar discussion to that appearing in Note 3 also appears in Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading “Executive Overview of 2017 and Future Outlook.”

In response to the Staff’s comment, beginning with our annual report on Form 10-K for the year ended December 31, 2018, we propose revising our discussion of Critical Accounting Estimates relating to Long-Lived Assets included in our MD&A as follows (underline indicates additions, strike-through indicates deletions):

Long-Lived Assets

Management evaluates long-lived assets for impairment and reassesses the reasonableness of their related estimated useful lives whenever events or changes in circumstances, such as significant adverse changes in regulation, business climate or market conditions, could potentially indicate an asset’s or asset group’s carrying amount may not be recoverable or an asset’s probability of operating through its estimated remaining useful life changes.

Assumptions and Approach Used: In the event certain triggers exist indicating an asset/asset group may not be recoverable, an undiscounted cash flow test is performed to determine if an impairment exists. When the carrying value of a long-lived asset/asset group exceeds the undiscounted estimate of future cash flows associated with the asset/asset group, an impairment may exist to the extent that the fair value of the asset/asset group is less than its carrying amount. These tests require significant estimates and judgment when developing expected future cash flows. Significant inputs include forward power prices, fuel costs, dispatch rates, other operating and capital expenditures and the cost of borrowing.

In addition, long-lived assets are depreciated under the straight-line method based on estimated useful lives. An asset’s operating useful life is generally based upon operational experience with similar asset types and other non-operational factors. In the ordinary course, management, together with an asset’s co-owners in the case of certain of our jointly-owned assets, makes a number of decisions that impact the operation of our generation assets beyond the current year. These decisions may have a direct impact on the estimated remaining useful lives of our assets and will be influenced by the financial outlook of the assets, including future market conditions such as forward energy and capacity prices, operating and capital investment costs and any state or federal legislation and regulations, among other items.

The assumptions used by management incorporate inherent uncertainties that are at times difficult to predict and could result in impairment charges or accelerated depreciation in future periods if actual results materially differ from the estimated assumptions utilized in our forecasts.

Effect if Different Assumptions Used: The above cash flow tests, ~~and~~ fair value estimates and estimated remaining useful lives may be impacted by a change in the assumptions noted above and could significantly impact the outcome, triggering additional impairment tests, ~~or~~ write-offs or accelerated depreciation. For additional information on the potential impacts on our future financial statements that may be caused by a change in useful lives of certain of our generating assets, see Note 3. Early Plant Retirements and Note 5. Property, Plant and Equipment and Jointly-Owned Facilities.

2.

Similar to the preceding comment, please tell us your consideration of providing investors with additional information that allows for an assessment of the probability, magnitude and timing of future material charges due to a significant shortening of the expected economic useful lives of the Keystone and Conemaugh generating stations, along with a description of the specific events and/or changes in circumstances that could reasonably be expected to negatively affect the economic viability of these assets through their currently designated useful lives. Refer to Section V of SEC Release 34-48960 and Item 303(a)(3)(ii), which requires a description of a known uncertainty.

Similar to our response in Comment 1 above, we discuss factors that may impact the useful lives of our generating assets in Note 3. We further disclose the then-current book value of each of our Keystone and Conemaugh interests, including accumulated depreciation, in Note 5. Property, Plant and Equipment and Jointly-Owned Facilities to our consolidated financial statements, which serve as quantitative estimates of the magnitude of the potential for future income statement charges should these plants be retired or shut down earlier then their current estimated useful lives.

The proposed revisions to our discussion of Critical Accounting Estimates relating to Long-Lived Assets, discussed in response to Comment 1 above, are also in response to this Comment 2.

* * * *

Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at (973) 430-6424.

Sincerely,

/s/ Stuart J. Black

Stuart J. Black

Vice President and Controller

cc:

Ralph Izzo, Chairman of the Board, President and Chief Executive Officer

Daniel Cregg, Executive Vice President and Chief Financial Officer

Tamara Linde, Executive Vice President and General Counsel